UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                           Rheometric Scientific, Inc.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    762073104
                              ---------------------
                                 (CUSIP Number)

                             Andlinger Capital XXVI
                                105 Harbor Drive
                               Stamford, CT 06902
                          Attention: Stephen A. Magida
                                 (203) 348-6690

                                 with a copy to:

                                Paul Gluck, Esq.
                             Dechert Price & Rhoads
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3533

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 6, 2000
                          ---------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   762073104                      13D                Page 2 of 13 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Andlinger Capital XXVI LLC
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             16,606,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         16,606,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,606,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      73.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   762073104                      13D                Page 3 of 13 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Gerhard R. Andlinger
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             16,606,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         16,606,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,606,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      73.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   762073104                      13D                Page 4 of 13 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Robert M. Castello
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             16,606,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         16,606,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,606,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      73.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   762073104                      13D                Page 5 of 13 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Stephen A. Magida
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             16,606,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         16,606,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,606,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      73.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   762073104                      13D                Page 6 of 13 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Mark F. Callaghan
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             16,606,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         16,606,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,606,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      73.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   762073104                      13D                Page 7 of 13 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Merrick G. Andlinger
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             16,606,000 shares
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         16,606,000 shares
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      16,606,000 shares
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      73.6%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   762073104                      13D                Page 8 of 13 Pages


Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value (the "Common Stock"), of Rheometric Scientific, Inc., a New Jersey corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is One Possumtown Road, Piscataway, New Jersey 08854.

Item 2.   Identity and Background.

         (a) This Schedule 13D is filed by (1) Andlinger Capital XXVI LLC, a limited liability company organized under the laws of the State of Delaware ("Andlinger Capital XXVI"), (2) Gerhard R. Andlinger, (3) Robert M. Castello,
(4) Stephen A. Magida, (5) Merrick G. Andlinger and (6) Mark F. Callaghan (collectively, the "Reporting Persons").

         (b) The address of the principal office of Andlinger Capital XXVI and of Mr. Magida is 105 Harbor Drive, Stamford, CT 06902. Mr. G. Andlinger's principal business address is c/o Andlinger & Company, Inc., 4445 North A1A, Suite #235, Vero Beach, Florida 32963. Mr. Castello's, Mr. Callaghan's and Mr.
M. Andlinger's principal business address is c/o Andlinger & Company, Inc. 303 South Broadway, Suite 229, Tarrytown, New York 10591.

         (c) Mr. G. Andlinger is a private investor and a principal, sole stockholder and a controlling person of Andlinger & Company, Inc., a Delaware corporation ("ACO"). Mr. Magida is an attorney and principal and secretary of ACO and the manager and a member of Andlinger Capital XXVI and the trustee of the Gerhard R. Andlinger Intangible Asset Management Trust (the "Trust"), which may be deemed a controlling person of Andlinger Capital XXVI. Mr. G. Andlinger is the sole beneficiary under the Trust. Mr. Castello, Mr. Callaghan and Mr. M. Andlinger are each principals of ACO, and an employee of one or more affiliates of ACO. Mr. M. Andlinger is a member of Andlinger Capital XXVI, and it is anticipated that Mr. Castello and Mr. Callaghan will each be admitted as members of Andlinger Capital XXVI. ACO is in the business of identifying and assisting in the implementation of potential acquisitions, investments and other transactions on behalf of its principals. Andlinger Capital XXVI has been organized by the individual Reporting Persons with the business purpose of investing in the Issuer. ACO's principal address is 303 South Broadway, Suite 229, Tarrytown, New York 10591.

         (d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. G. Andlinger,  Mr. Castello,  Mr. Magida, Mr. Callaghan and Mr.
M. Andlinger are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 6, 2000, pursuant to a Securities Purchase Agreement, dated as of February 17, 2000, by and between the Issuer, Axess Corporation, and Andlinger Capital XXVI, as amended (the "Purchase Agreement") and certain related agreements, Andlinger Capital

CUSIP No.   762073104                      13D                Page 9 of 13 Pages


XXVI purchased (i) 10,606,000 shares of newly issued Common Stock (the "Investor Shares") and (ii) warrants to purchase (x) an additional 2,000,000 shares of Common Stock at an exercise price of $1.00 per share, exercisable at any time prior to March 6, 2007 (the "Investor A Warrants") and (y) an additional 4,000,000 shares of Common Stock at an exercise price of $3.00 per share, exercisable at any time prior to March 6, 2003 (the "Investor B Warrants," and collectively with the Investor A Warrants, the "Warrants"), for the aggregate consideration of $1,825,000 (the "Purchase Price"). A copy of the Purchase Agreement is attached hereto as an exhibit and is incorporated by reference herein. Prior to the closing, each member of Andlinger Capital XXVI made an initial cash contribution to Andlinger Capital XXVI in an amount proportionate to his or its interest in Andlinger Capital XXVI and the amount and source of such contributions was, (1) in the case of the Trust, $748,050 from property of the Trust, and (2) in the case of Messrs. Castello, Magida, Callaghan and M. Andlinger, $255,500, $36,500, $164, 250 and $109,500, respectively, in each case from a loan made by Mr. G. Andlinger from his personal funds at an interest rate of 10% per annum.

Item 4.   Purpose of Transaction.

         The Reporting Persons have entered into the Purchase Agreement and certain related agreements and have acquired the Common Stock and Warrants for investment purposes.

         Pursuant to the Purchase Agreement, the Issuer has taken such action as is necessary to, among other things, cause the size of its Board of Directors to consist of seven directors, of which four are designees of Andlinger Capital
XXVI. The Purchase Agreement also provides that, subject to certain exceptions, for so long as Andlinger Capital XXVI and its affiliates continue to own in the aggregate not less than 50% of their Initial Threshold Amount (as defined below), the Issuer and its Board of Directors will support the nomination of and shall take certain actions such that the slate of nominees recommended by the Board of Directors to stockholders for election as directors at each annual meeting of stockholders includes at least the number of designees of Andlinger Capital XXVI equal to the number of directors that would constitute a majority of directors following such election, and that Andlinger Capital XXVI shall be entitled to have at least one of its designees appointed to each Committee of the Board of Directors. As defined in the Purchase Agreement, "Initial Threshold Amount" means the aggregate of the number of shares of Common Stock purchased by Andlinger Capital XXVI under the Purchase Agreement and the number of shares of Common Stock issuable under the Investor A Warrants (as if issued on the closing date of the Purchase Agreement). The initial designees of Andlinger Capital XXVI to serve on the Board of Directors of the Issuer, each of whom has been added to the Board of Directors of the Issuer as of March 6, 2000, are Mr. Castello, Mr. Callaghan, David R. Smith and Mr. M. Andlinger.

         The Purchase Agreement has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference. All descriptions of the Purchase Agreement set forth in this Item 4 are qualified in their entirety by reference to the text of the Purchase Agreement.

         The Purchase Agreement contemplates that the Issuer will, promptly after the Closing Date, submit to its stockholders for approval (the "Stockholder Approval") proposals to (i) reincorporate the Issuer from New Jersey to Delaware (the "Reincorporation"); (ii) increase the authorized number of shares of capital stock to 49,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock; and (iii) authorize the issuance of the Preferred Stock as contemplated in the Purchase Agreement. In order to effect the intent of the parties to the

CUSIP No.   762073104                     13D                Page 10 of 13 Pages


Purchase Agreement that the Issuer issue the Investor Shares on the closing date, at the closing of the Purchase Agreement Axess contributed 4,400,000 shares of Common Stock to the Issuer, in exchange for the Issuer's agreement to reissue to Axess 4,400,000 shares of Common Stock (the "Axess Reissue Shares") subject to the Stockholder Approval, and Reincorporation and amendment of the Issuer's certificate of incorporation to authorize the issuance of such shares.

         The Reporting Persons do not have any plans or proposals, other than those described in this Item 4 and Item 5 of this Schedule 13D, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their interests in Andlinger Capital XXVI and its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the shares of the Common Stock or the Warrants, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Based on information received from the Issuer, there was issued and outstanding 16,567,739 shares of Common Stock (not including as outstanding for such purpose shares of Common Stock issuable upon exercise of the Warrants) on March 6, 2000 immediately following the closing under the Purchase Agreement. Pursuant to the Purchase Agreement, Andlinger Capital XXVI has acquired and has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 16,606,000 shares of Common Stock (of which 6,000,00 shares are attributable to the Warrants) representing approximately 73.6% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants).

         By virtue of Mr. G. Andlinger's relationship with Mr. Magida and as a controlling person of ACO, Mr. G. Andlinger may be deemed to have shared power to dispose of or direct the disposition of and shared power to vote or direct the vote of an aggregate of 16,606,000 shares of Common Stock (of which 6,000,000 shares are attributable to the Warrants) representing 73.6% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants). Nothing in this Schedule 13D shall be deemed an admission that Mr. G. Andlinger is the beneficial owner of the shares of Common Stock held by Andlinger Capital XXVI.

         Mr. Magida, as manager and as a member of Andlinger Capital XXVI, has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of an aggregate of 16,606,000

CUSIP No.   762073104                      13D               Page 11 of 13 Pages


shares of Common Stock (of which 6,000,000 shares are attributable to the Warrants), representing 73.6% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants).

         Messrs. Castello, Callaghan and M. Andlinger by virtue of their relationships with the other Reporting Persons and as members of Andlinger Capital XXVI may be deemed to have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, an aggregate of 16,606,000 shares of Common Stock (of which 6,000,000 shares are attributable to the Warrants) representing 73.6% of the issued and outstanding shares of Common Stock (including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon exercise of the Warrants). Messrs. Castello, Callaghan and M. Andlinger disclaim beneficial ownership of such shares.

         (c) Other than the transactions  described in Item 4 and paragraphs (a)
- (b) of this Item 5 of this Schedule 13D, the Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein. Andlinger Capital XXVI has entered into the Purchase Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and is hereby incorporated herein by reference. In connection with the Purchase
Agreement, the Issuer, Andlinger Capital XXVI, and Axess have entered into a Registration Rights Agreement, dated as of March 6, 2000 (the "Registration Rights Agreement"). The Registration Rights Agreement provides for the registration with the Securities and Exchange Commission of the Investor Shares, the Axess Reissue Shares, and the shares of Common Stock issuable upon the exercise of the Warrants owned by Andlinger Capital XXVI and Axess. Furthermore, in connection with the Purchase Agreement, the Issuer, Andlinger Capital XXVI, and Axess have entered into a Stockholders' Agreement dated as of March 6, 2000 (the "Stockholders' Agreement"), a copy of which has been filed as an exhibit to this Schedule 13D, and is hereby incorporated herein by reference. Pursuant to the Stockholders' Agreement, Andlinger Capital XXVI and Axess have agreed, among other things, not to transfer their respective shares of Common Stock without the prior written consent of the other stockholders party thereto, except (1) pursuant to "piggyback" or "demand" registrations under the Registration Rights Agreement, (2) pursuant to an exemption from registration under Rule 144 under the Securities Act of 1933, as amended in transactions effected after the first anniversary of the closing date under the Purchase Agreement, (3) to certain transferees, (4) as collateral security in a bona fide arm's-length loan or credit transaction, provided the stockholder retains the authority to vote such securities in the absence of any default thereunder, (5) pursuant to a tender offer, and (6) pursuant to a transaction duly approved by the stockholders of the Issuer. The Issuer, Andlinger Capital XXVI and Axess also entered into a Voting Agreement, dated as of February 17, 2000, pursuant to which Andlinger Capital XXVI and Axess agreed to vote in favor of the items to be submitted for Stockholder Approval pursuant to the Purchase Agreement and described in Item 4 above.

         The Andlinger Capital XXVI Limited Liability Company Agreement, dated as of February 17, 2000, (the "LLC Agreement") provides that the manager of Andlinger Capital XXVI shall have complete discretion to exercise any voting rights with respect to any securities of Andlinger Capital XXVI and to sell or otherwise dispose of such securities and to exercise any rights with respect to such securities. The LLC Agreement further provides that upon notice to the manager of Andlinger Capital XXVI, the members of Andlinger Capital by majority vote (based on the number of voting units) may direct the manager as to the manner in which such

CUSIP No.   762073104                      13D               Page 12 of 13 Pages


         securities may be voted or disposed of. As of the date of this report, no member beneficially owns a majority of the voting units in Andlinger Capital. However, more than a majority of the voting units in Andlinger Capital XXVI are held by the Trust and principals, officers and/or employees of ACO and/or its affiliates. By virtue of Mr. G. Andlinger's position as a control person of ACO and certain of its affiliates, Mr. G. Andlinger may be deemed to have relationships with such persons resulting in the power to influence such persons with respect to their interests in Andlinger Capital XXVI, or with respect to the manner in which the Common Stock and the Warrants may be voted or disposed of.

         References and descriptions to the Registration Rights Agreement, the Stockholders' Agreement, the Voting Agreement and the LLC Agreement as set forth above in this Item 6 of this Schedule 13D, are qualified in their entirety by reference to the copies of the Registration Rights Agreement, the Stockholders' Agreement, the Voting Agreement and the LLC Agreement, respectively, filed as exhibits to this Schedule 13D.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

Exhibit I Securities Purchase Agreement, dated as of February 17, 2000, by and between Rheometric Scientific, Inc., Andlinger Capital XXVI LLC and Axess Corporation.

Exhibit II Registration Rights Agreement, dated as of March 6, 2000, by and between Rheometric Scientific Inc., Andlinger Capital XXVI and Axess Corporation.

Exhibit III Stockholders' Agreement, dated as of March 6, 2000, by and between between Rheometric Scientific Inc., Andlinger Capital XXVI and Axess Corporation.

Exhibit IV Voting Agreement, dated as of February 17, 2000, by and between Rheometric Scientific Inc., Andlinger Capital XXVI and Axess Corporation.

Exhibit V Andlinger Capital XXVI Limited Liability Company Agreement, dated as of February 17, 2000.

Exhibit VI Joint Filing Agreement, dated as of March 16, 2000, among Andlinger Capital XXVI LLC, Gerhard R. Andlinger, Stephen A. Magida and Merrick G. Andlinger.

CUSIP No.   762073104                      13D               Page 13 of 13 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


Date:  March 16, 2000                       ANDLINGER CAPITAL XXVI LLC



                                            By: /s/ Stephen A. Magida
                                                -----------------------
                                            Name:  Stephen A. Magida
                                            Title: Manager


                                            GERHARD R. ANDLINGER

                                             /s/ Gerhard R. Andlinger
                                            ---------------------------


                                            STEPHEN A. MAGIDA

                                             /s/ Stephen A. Magida
                                            ---------------------------


                                            MERRICK G. ANDLINGER

                                             /s/ Merrick G. Andlinger
                                            ---------------------------


                                            ROBERT M. CASTELLO

                                             /s/ Robert M. Castello
                                            ---------------------------


                                            MARK F. CALLAGHAN

                                             /s/ Mark F. Callaghan
                                            ---------------------------



         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)